Exhibit 99.25

AUSTPRO ENERGY CORPORATION

1600-609 Granville Street
Vancouver, British Columbia, V7Y 1C3

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the “Meeting”) of shareholders (“Austpro Shareholders”) of Austpro Energy Corporation (“Austpro” or the “Company”) will be held at the offices of Austpro located at 1600-609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1C3, on Wednesday, June 23, 2021 at 10:00 a.m. (Vancouver time), for the following purposes:

1.	to receive and consider the audited financial statements of the Company together with the auditor’s report thereon for the financial year ended June 30, 2020;

2.	to appoint the independent auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor (the “Auditor Resolution”);

3.	to elect the directors of Company (the “Director Appointment Resolution”), as follows:

a.	to elect three (3) directors of the Company, being Mr. Scott Ackerman, Mr. Douglas McFaul, and Mr. Brent Ackerman, to take office immediately after the Meeting (the “Original Board”), and

b.	conditional upon, and concurrently with, the closing of the reverse takeover of the Company by DeFi Ventures Inc. (“DeFi”) pursuant to a triangular amalgamation involving the Company, a wholly-owned subsidiary of the Company and DeFi (the “RTO Transaction”), to increase the size of the Company’s board of directors to four (4) directors, and to elect four (4) directors of the Company, being Ben Samaroo, Dean Sutton, Mark Binns and Sean Clark, to replace the Original Board of directors as of the closing of the RTO Transaction, all as more particularly described in the management information circular accompanying this Notice of Meeting (the “Information Circular”);

4.	to consider and, if thought fit, pass, with or without variation, an ordinary resolution (the “Equity Incentive Plan Resolution”) re-approving the Company’s existing stock option plan of the Company and approving a new equity incentive plan, to become effective upon the closing of the RTO Transaction, all as more particularly described in the accompanying Information Circular;

5.	to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

In light of ongoing concerns regarding the spread of COVID-19, Austpro Shareholders are encouraged to vote on the matters before the Meeting by proxy. Austpro Shareholders are encouraged not to attend the Meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms. As always, the Company encourages Austpro Shareholders to vote their shares prior to the Meeting by following the voting instructions in the accompanying Information Circular.

The Company may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak. In the event it is not possible or advisable to hold the Meeting in person, the Company will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the Meeting entirely by electronic means, telephone or other communication facilities.

If you are a registered shareholder or appointed proxyholder and are planning to attend the Meeting, please notify the Company in advance of the Meeting at either the email address or phone number provided below:

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Email: sackerman@emprisecapital.com
Telephone: (778) 331-8508

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting. The full texts of the Auditor Resolution (being Item 2), the Director Appointment Resolution (being Item 3) and the Equity Incentive Plan Resolution (being Item 4), referred to above are attached as Appendix “A” – “Resolutions to be Approved at the Meeting“ to the Information Circular.

The Board of Directors of Austpro unanimously recommends that Austpro Shareholders vote “FOR” the Auditor Resolution, the Director Appointment Resolution and the Equity Incentive Plan Resolution.

The record date for the determination of Austpro Shareholders entitled to receive notice of and to vote at the meeting is the close of business on May 19, 2021 (the “Record Date”). Only Austpro Shareholders whose names have been entered in the register of Austpro Shareholders as of the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

Each common share in the capital of Austpro (“Austpro Share”) entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting.

An Austpro Shareholder may attend the Meeting in person or may be represented by proxy. Austpro Shareholders who are unable to be present at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment thereof. To be effective, the Proxy must be received by our transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department, by mail: 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1), by no later than 8:30 a.m. (Vancouver Time) on June 21, 2021 or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting may be adjourned. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. Austpro Shareholders may use the internet (www.investorvote.com) or the telephone (1-866-732- VOTE (8683)) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on behalf of the Austpro Shareholder, at the Meeting. For information regarding voting or appointing a proxy, see the form of Proxy for Austpro Shareholders and/or the section entitled “Proxy Related Information” in the accompanying Information Circular.

If an Austpro Shareholder received more than one Proxy because such holder owns Austpro Shares registered in different names or addresses, each Proxy should be completed and returned.

If you are a non-registered holder of Austpro Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the Proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The Proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, management of Austpro knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting. Austpro Shareholders who are planning on returning the accompanying Proxy are encouraged to review the Information Circular carefully before submitting the Proxy.

An Information Circular, a Proxy or voting instruction form and a financial statement request form accompany this Notice of Meeting.

Dated at the City of Vancouver, in the Province of British Columbia, this 19th day of May, 2021.

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BY ORDER OF THE BOARD OF DIRECTORS

Signed “Scott Ackerman”

Scott Ackerman
Director, President Chief Executive Officer, Chief Financial Officer and Secretary

Whether or not you expect to attend the Meeting in person, please complete, date, sign and return the accompanying Proxy at your earliest convenience. The accompanying Information Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice of Meeting.